VIA EDGAR TRANSMISSION

March 6, 2014

Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	Tecumseh Products Company Registration Statement on Form S-4
Ladies and Gentlemen:
On behalf of Tecumseh Products Company, a Michigan corporation, we enclose for filing under the Securities Act of 1933 one copy of Amendment No. 1 to the Registration Statement on Form S‑4 (file no. 333‑193643), including exhibits. Also on behalf of Tecumseh Products Company, we are responding to the comments of the staff of the Division of Corporation Finance set forth in the letter dated February 18, 2014 from Pamela Long to James J. Connor. For your convenience, we have repeated your comments below in bold, italics, followed in each case by Tecumseh’s responses. The numbers of these responses correspond to the numbers in the comment letter. References to page numbers are references to the page numbers of the attached Amendment No. 1 to the Registration Statement (except for references in the staff comments themselves).
Registration Statement on Form S‑4
General

1.
We note that there are blanks throughout your disclosure indicating that you intend to provide this information in a future amendment. For example, there are blanks in the “Selected Historical Consolidated Financial Information: on page 7, “Comparative Unaudited Pro Forma Information” on page 8 and “Executive Compensation” discussion beginning on page 56. Please note that we may have additional comments once this information has been provided.

In the attached Amendment No. 1, Tecumseh has filled in the blanks in the “Selected Historical Consolidated Financial Information: on page 7, “Comparative Unaudited Pro Forma Information” on page 8 and “Executive Compensation” discussion beginning on page 56. Tecumseh understands that you may have additional comments now that this information has been provided.
Proxy Statement/Prospectus Cover Page

2.
Please note that a letter to security holders in a proxy statement/prospectus also serves as a prospectus cover page and is therefore subject to the one page limitation on length. See Item 1 of Form S‑4. Please limit the letter to a single page as required by paragraph (b) of Item 501 of Regulation S‑K.

As requested, the letter to shareholders is a single page that follows the single page with the Regulation S‑K, Item 501(b) information on it. After the letter to shareholders is the separate Notice of Annual Meeting of Shareholders.

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com

Securities and Exchange Commission
March 6, 2014

Reasons for the Recapitalization, page 3

3.
With respect to the fourth bullet point, please state clearly what you mean by a “more attractive financing vehicle” and your basis for this belief. Please revise here and on page 37 to provide more fulsome disclosure.

The requested disclosures clarifying what Tecumseh means by a “more attractive financing vehicle” and its basis for that belief have been made under the caption “Reasons for the Recapitalization” on page 3 and under the caption “Reasons for the Proposed Recapitalization” on page 36.
Proposal No. 2 - The Recapitalization Proposal, page 35
Background of the Proposed Recapitalization, page 35

4.
We understand that your 2013 proxy material disclosed your board’s determination to reorganize your Class A and Class B shares into one class of stock, and its expectation that it would have a proposal ready for shareholder consideration by the 2014 annual meeting. We note your disclosure on page 35 that “the Herrick family has indicated that it may be interested in selling its shares,” and that you had correspondence with Todd Herrick in June and July of 2013 regarding a more prompt reorganization of the Class A and B shares into a single class. Please expand your discussion to: (i) elaborate on the Herrick family’s indication of potentially selling their shares, (ii) provide more context for Mr. Herrick’s reasons, as specified in his correspondence or otherwise, for requesting a special meeting of shareholders in advance of the 2014 annual shareholder meeting, and (iii) explain whether an earlier reorganization would create enhanced value for all stockholders, notwithstanding the additional expense of conducting a special meeting.

As requested, Tecumseh has expanded our discussion under the caption “Background of the Proposed Recapitalization” on pages 34-36 to (i) elaborate on the Herrick family’s indication of potentially selling their shares, (ii) set forth Mr. Herrick’s reasons specified in his correspondence (which correspondence is attached as Exhibit 99.1 to Amendment No. 10 to Todd Herrick’s Schedule 13D/A, dated June 28, 2013) and otherwise for requesting a special meeting of shareholders, and (iii) explain that the Board considered whether an earlier reorganization would create enhanced value for all shareholders, but determined that the reorganization itself created the primary enhanced value and that the timing value of doing it only a few months earlier did not increase that value more than the costs of holding a special meeting.

5.
We note your disclosure on page 36 regarding a review of possible “strategic alternatives and current strategic initiatives” along with “information [you] were receiving from some of [y]our larger shareholders.” Please expand your disclosure to discuss what alternatives were proposed, the material issues discussed and positions taken with regard to these alternatives, which such alternatives were not pursued, and how the recapitalization reconciles with your “current strategic initiatives.” Please also explain what the “information received from some of your “larger shareholders” entailed.

As requested, under the caption “Background of the Proposed Recapitalization” on page 34-36, Tecumseh has expanded the disclosure of the strategic alternatives, including that it had engaged a financial advisor to assist Tecumseh in exploring its strategic alternatives, alternatives, including the possible sale of Tecumseh. This process terminated in the second quarter of 2013. Also as requested, Tecumseh has expanded the disclosure to describe its current strategic initiatives and how the proposed recapitalization fits with those initiatives, including that Tecumseh determined that it should pursue an operational restructuring instead of a sale of the company, and that a single class of stock would be beneficial to an ongoing operating company undergoing an operational restructuring for the reasons described in the proxy statement/prospectus, including to create a more attractive investment vehicle if it ever needed to raise additional equity capital by issuing stock, to improve its corporate governance and acceptance by institutional investors as an ongoing operating company and to assist shareholders who wanted to sell their shares free of the restrictions of the Class A Protection Provision in Tecumseh’s articles.

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com

Securities and Exchange Commission
March 6, 2014

Reasons for the Proposed Recapitalization, page 36

6.
We note your disclosure in the fourth and fifth full paragraphs on page 38. Please revise your disclosure to expand your discussion on the fairness of the recapitalization to Class B shareholders versus Class A shareholders, and vice versa.

As requested, under the caption “Reasons for the Proposed Recapitalization” on page 34-36, Tecumseh has expanded the discussion on the fairness of the recapitalization to Class B shareholders versus Class A shareholders, including by noting the benefit of the elimination of the existing price disparity between the two classes, and has expanded the discussion to include a new paragraph discussing the fairness of the recapitalization to Class A shareholders versus Class B shareholders.
Stout Risius Ross, Inc. Opinion, page 38

7.	Please provide us supplementally with a copy of any board books or similar materials that Stout Risius Ross presented to the Board in connection with its fairness opinion.

As requested, Tecumseh has supplementally and confidentially provided you under separate cover with a copy of the board book that Stout Risius Ross, Inc. presented to the Board in connection with its fairness opinion.

8.
We note your disclosure in the last bullet point on page 39 that Stout Risius Ross, Inc. reviewed an “analysis of other facts and data resulting in SRR’s conclusions” [emphasis added]. Please revise your discussion to elaborate on all material “other facts and data” used by Stout Risius Ross, Inc. so that the recipients of the proxy statement can understand exactly what the analysis indicated and how such “other facts and data” supports a conclusion that the exchange ratios were fair.

Tecumseh has revised the disclosure by deleting the last bullet point on page 39 because the “other facts and data” analyzed by Stout Risius Ross, Inc. were not material to its conclusions. A corresponding change has been made to the opinion attached as Annex B.
Where you can find more information, page 93

9.
We note that you have incorporated by reference your Annual Report on Form 10‑K for the year ended December 31, 2013. As your Form 10‑K for the year ended December 31, 2013 has not yet been filed with the Commission, this incorporation by reference appears inappropriate, or in the least, premature. Please advise when the company expects to file its Form 10‑K.

Tecumseh filed its Form 10‑K for the year ended December 31, 2013 on March 4, 2014.
Annex B - Fairness Opinion

10.
We note language in the fourth full paragraph on page B‑2 that “[o]ur opinion is furnished for the use and benefit of the Board in connection with the Transaction, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.” The identified language implies a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion that the exchange ratios to the holders of the company’s Class A nonvoting common stock and Class B voting common stock (on a per share basis) pursuant to the transactions are fair, from a financial point of view. An opinion can be restricted as to purposes but not as to person. Accordingly, please revise to delete the limitation. Alternatively, revise to appropriately allow shareholders

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com

Securities and Exchange Commission
March 6, 2014

to use and rely on the opinion. Please also make conforming changes to your disclosure in the second full paragraph on page 40.

Stout Risius Ross, Inc. acknowledges your comment and in response has revised the fourth full paragraph of its opinion on page B-2 to delete the non-reliance phrase “and is not intended to, and does not confer any rights or remedies upon, any other person”. Also as requested, under the caption “Stout Risius Ross Inc. Opinion”, Tecumseh has made conforming changes to the disclosure in the first full paragraph on page 40. Although Stout Risius Ross, Inc. consented to the change, it has informed us that it believes that their opinion does not in fact confer rights or remedies upon the shareholders of the Company.

Item 22. Undertakings, page II-1

11.	Please provide the undertakings required by Item 512(g) of Regulation S‑K.

As requested, Tecumseh has added the undertakings required by Item 512(g) of Regulation S‑K on page [II-1].
Acknowledgments
In connection with this response and in the event Tecumseh requests acceleration of the effective date of the pending registration statement, Tecumseh acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tecumseh from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Tecumseh may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Tecumseh also acknowledges that you will consider a written request for acceleration of the effective date of the registration statement as confirmation of, and hereby confirms, the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.
The Registration Statement also includes the preliminary proxy statement/prospectus and preliminary proxy cards of Tecumseh in connection with Tecumseh’s Annual Meeting of Shareholders. The copy of the proposed 2014 Omnibus Incentive Plan, required by Schedule 14A, Item 10, Instruction 3, is attached to the preliminary proxy statement/prospectus as Annex C. The Company expects to file a registration statement on Form S‑8 to register the shares proposed under the 2014 Omnibus Incentive Plan promptly after the annual meeting of shareholders if shareholders approve the plan.

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com

Securities and Exchange Commission
March 6, 2014

We appreciate your attention and assistance in connection with the Registration Statement. We trust you will find the enclosed responses to be satisfactory, but if you have any further questions or comments, please call me at (734) 585-9487 or Robert Krueger at (313) 465-7452. The proxy materials are expected to be released to shareholders on or about March 19, 2014.

Very truly yours,
TECUMSEH PRODUCTS COMPANY
By	/s/ Janice E. Stipp
Janice E. Stipp
Executive Vice President, Chief Financial Officer and Treasurer

cc:	The NASDAQ Stock Market (by EDGAR)
Kamyar Daneshvar
James J. Connor
Michelle O. Wright
Patrick T. Duerr
Robert J. Krueger

Tecumseh Products Company . 5683 Hines Drive . Ann Arbor, MI 48108
Ph 734.585.9500 . www.tecumseh.com